SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Technest Holdings, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

 878379205

(CUSIP Number)

Shekhar G. Wadekar
c/o Technest Holdings, Inc.
10411 Motor City Drive, Suite 650
Bethesda, MD 20817

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Wadekar, Shekhar G.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,995,344
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 25,995,344
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,995,344
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)  This percentage is calculated based upon 118,829,256 shares of the Issuer’s common stock outstanding as of March 4, 2011, as provided by the Issuer and based on the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 10, 2011 and the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2010, filed with the Securities and Exchange Commission on February 17, 2011.

Introduction

This statement on Schedule 13D (this “Schedule 13D”) is being filed to report the acquisition of shares of Common Stock (as defined below) on March 4, 2011 as described in Item 3 below, pursuant to that certain Unit Purchase Agreement, dated January 11, 2011, as amended March 4, 2011 (the “Purchase Agreement”), by and between the Issuer, AccelPath LLC, a Massachusetts limited liability company (“AccelPath”), and all of the members of AccelPath.  Pursuant to the Purchase Agreement, on March 4, 2011, the Issuer acquired all then-outstanding membership interests of AccelPath in exchange for shares of Issuer’s Common Stock (the “Arrangement”).

Item 1.	Security and Issuer.

(a)
The title and class of securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of Technest Holdings, Inc., a Nevada corporation (the “Issuer”).

(b)	The principal executive office of the Issuer is located at 10411 Motor City Drive, Suite 650, Bethesda, MD 20817.

Item 2.	Identity and Background.

(a)	The Person filing this Schedule 13D is: Shekhar G. Wadekar (the “Reporting Person”).

(b)	The address of the principal business office of Mr. Wadekar is c/o Technest Holdings, Inc., 10411 Motor City Drive, Suite 650, Bethesda, Maryland 20817.

(c)	The principal occupation of Mr. Wadekar is Chief Executive Officer, President and Director of the Issuer.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Wadekar previously held 780,000 membership units of AccelPath prior to the effectiveness of the Arrangement on March 4, 2010 (the “AccelPath Securities”).  The source of the funds for the AccelPath Securities was capital contributions from Mr. Wadekar’s personal funds. Mr. Wadekar received 25,995,344 shares of Common Stock in exchange for the AccelPath Securities upon the closing of the Arrangement on March 4, 2011.

Item 4.	Purpose of Transaction.

The Purchase Agreement provided for the acquisition by the Issuer of all then-outstanding membership interests of AccelPath in exchange for shares of Common Stock, as a result of which AccelPath became a wholly-owned subsidiary of the Issuer.  The shares acquired by the Reporting Person in connection with the Arrangement were acquired solely for investment purposes.

Subject to the foregoing, the Filing Person does not have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The description contained in this Item 4 of the transactions contemplated by the Purchase Agreement is qualified in its entirety by reference to the full text of that certain Unit Purchase Agreement dated January 11, 2011, a copy of which is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on January 14, 2011, and that certain Amendment No. 1 to Unit Purchase Agreement dated March 4, 2011, a copy of which is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on March 10, 2011, each of which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)           Mr. Wadekar beneficially owns an aggregate of 25,995,344 shares of Common Stock, which constitute approximately 21.9% of the 118,829,296 shares of Common Stock outstanding on March 4, 2011 (as provided by the Company). Mr. Wadekar has sole voting or dispositive power over all 25,995,344 shares of Common Stock.

(b)           Number of shares of Common Stock as to which Mr. Wadekar has:

(i)           Sole power to vote or to direct the vote:  25,995,344

(ii)           Shared power to vote or to direct the vote:  0

(iii)           Sole power to dispose or to direct the disposition of:  25,995,344

(iv)           Shared power to dispose or to direct the disposition of:  0

(c)           Other than as discussed above at Item 3, Mr. Wadekar has not effected any transactions in shares of Common Stock during the past 60 days.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from or any proceeds from the sale of the shares of Common Stock beneficially owned by Mr. Wadekar.

(e)           Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to Be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:    March 14, 2011

/s/ Shekhar G. Wadekar

Shekhar G. Wadekar